                        NIAGARA MOHAWK POWER CORPORATION

        OFFER TO PURCHASE FOR CASH ANY AND ALL OUTSTANDING SHARES OF THE
                 FOLLOWING SERIES OF CUMULATIVE PREFERRED STOCK
                AT THE PURCHASE PRICES PER SHARE INDICATED BELOW

                                                                       PURCHASE PRICE
CUSIP NO.                            SERIES                              PER SHARE
---------  ----------------------------------------------------------  --------------
653522771  Fixed/Adjustable Rate Cumulative Preferred Stock, Series        $53.76
           D.........................................................
653522201  Cumulative Preferred Stock, 3.40% Series..................      $63.43
653522300  Cumulative Preferred Stock, 3.60% Series..................      $67.16
653522409  Cumulative Preferred Stock, 3.90% Series..................      $72.76
653522508  Cumulative Preferred Stock, 4.10% Series..................      $76.49
653522607  Cumulative Preferred Stock, 4.85% Series..................      $90.49
653522706  Cumulative Preferred Stock, 5.25% Series..................      $93.58

           EACH OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
               NEW YORK CITY TIME, ON WEDNESDAY, MARCH 27, 2002,
                     UNLESS EXTENDED OR EARLIER TERMINATED.
                                                               FEBRUARY 27, 2002

TO BROKERS, DEALERS, BANKS,
TRUST COMPANIES AND OTHER NOMINEES:

     We have been engaged by Niagara Mohawk Power Corporation, a New York corporation (the "Purchaser" and the "Company") and an indirect wholly owned subsidiary of National Grid Group plc, to act as Dealer Manager in connection with the Purchaser's offer to purchase all outstanding shares of the series of preferred stock listed above (each, a "Series" and, collectively, the "Preferred Shares") of the Company at the prices per share listed above (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated February 27, 2002 (the "Offer to Purchase"), and in the related letters of transmittal (the "Letters of Transmittal"). Each offer to purchase a Series of Preferred Stock is referred to as an "Offer" and the offers to purchase all of the Series of Preferred Shares are referred to as the "Offers."

     Please furnish copies of the enclosed materials to those of your clients for whom you hold Preferred Shares registered in your name or in the name of your nominee.

     Enclosed herewith are copies of the following documents:

          1.  Offer to Purchase dated February 27, 2002;

          2. A separate Letter of Transmittal for each Series of Preferred Shares to be used by shareholders of the Company in accepting the Offers;

          3. Letter to Shareholders of the Company from the Treasurer of the Company;

          4. A printed form of letter that may be sent to your clients for whose account you hold Preferred Shares in your name or in the name of a nominee, with space provided for obtaining such client's instructions with regard to the Offer;

          5. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

          6.  Return envelope addressed to The Bank of New York, as Depositary.

     THE OFFERS ARE NOT CONTINGENT UPON ANY MINIMUM NUMBER OF PREFERRED SHARES BEING TENDERED, BUT ARE CONDITIONED ON SEVERAL OTHER FACTORS, AS DESCRIBED IN THE OFFER TO PURCHASE UNDER SECTION 11, "CONDITIONS TO THE OFFER."

     We urge you to contact your clients promptly. Please note that the Offers and withdrawal rights will expire at 5:00 P.M., New York City time, on Wednesday, March 27, 2002, unless the Offers are extended.

     EACH SERIES OF PREFERRED SHARES HAS ITS OWN LETTER OF TRANSMITTAL AND ONLY THE APPLICABLE LETTER OF TRANSMITTAL FOR A PARTICULAR SERIES MAY BE USED FOR SUCH SERIES.

     The Board of Directors of the Company has unanimously approved the Offers and has unanimously determined that the terms of the Offers are fair from a financial point of view to the unaffiliated holders of Preferred Shares and customary for tender offers for similar securities. However, holders of Preferred Shares must make their own decision whether to tender Preferred Shares and if so, how many shares to tender.

     In all cases, payment for Preferred Shares accepted for payment pursuant to the Offers will be made only after timely receipt by the Depositary of (a) certificates for (or a timely book-entry confirmation with respect to) such Preferred Shares, (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or, in the case of a book-entry transfer effected pursuant to the procedure set forth in Section 3 of the Offer to Purchase, an Agent's Message (as defined in the Offer to Purchase), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Preferred Shares or book-entry confirmations with respect to Preferred Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Preferred Shares to be paid by the Purchaser, regardless of any extension of the Offers or any delay in making such payment.

     The Purchaser will pay a fee to soliciting dealers of an amount equal to
(a) $1.50 per share for Preferred Shares of all Series except the Series D and
(b) $0.75 per share for Preferred Shares in the case of the Series D, that are tendered, accepted for payment and paid for in the Offers in transactions for beneficial owners whose ownership is less than (x) 2,500 Preferred Shares in the case of all Series except the Series D or (y) 5,000 Preferred Shares in the case of the Series D, as set forth in Section 14 of the Offer to Purchase. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your customers.

     To obtain a soliciting dealer fee, a designated soliciting dealer shall be named under the heading "Solicited Tenders Box" in the applicable Letter of Transmittal and shall have obtained the tender and shall also be (a) a broker or dealer in securities, including the dealer manager in its capacity as a dealer or broker, which is a member of any national securities exchange or of the National Association of Securities Dealers, Inc., or NASD, (b) a foreign broker or dealer not eligible for membership in the NASD which agrees to conform to the NASD's Rules of Fair Practice in soliciting tenders outside the United States to the same extent as though it were a NASD member, or (c) a bank or trust company (each of which is here referred to as a soliciting dealer).

     If you have questions about the Offers, you can call D.F. King & Co., Inc., the information agent for the Offers, or Merrill Lynch & Co., the dealer manager for the Offers, at the telephone numbers set forth on the back cover of the Offer to Purchase. You can also obtain additional copies of the Offer to Purchase and the related documentation from the information agent or your broker, dealer, bank, trust company or other nominee.

                                          Very truly yours,

                                          MERRILL LYNCH & CO.

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, THE DEPOSITARY, THE INFORMATION AGENT OR THE DEALER MANAGER OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERS NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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